FEDERATED INTERNATIONAL SERIES, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 20, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

RE: FEDERATED INTERNATIONAL SERIES, INC. (“Registrant”)
Federated Global Total Return Bond Fund (“FGTRB” or the “Fund”)

1933 Act File No. 333-218781

Dear Mr. Minore and Ms. Miller:

The Registrant is filing this correspondence in response to your comments provided on July 11, 2017 with respect to its Preliminary Registration Statement on Form N-14, submitted on June 16, 2017.

COMMENT 1. Please respond to the Staff’s comments in writing via Correspondence filing. Please give the Staff time to review the responses and respond to the Registrant before the registrant statement becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

RESPONSE: The Registrant will respond as requested.

COMMENT 2. Under the first bullet in the section “Why is Federated Prudent DollarBear being reorganized?” please rephrase the last part of the sentence to state “past performance” or “historical performance.”

RESPONSE: The Registrant will revise the disclosure as follows (new disclosure underlined):

“The Fund’s Board of Trustees believes that the proposed tax-free Reorganization of the Fund into FGTRB is in the best interests of the Fund’s shareholders and that the interests of FPDBF’s shareholders will not be diluted as a result of the Reorganization. FPDBF’s shareholders will receive shares of a fund offering lower net share class expense ratios, and stronger overall historical performance.”

COMMENT 3. Under the third bullet in the section “Why is Federated Prudent DollarBear being reorganized?” please clarify that before the application of the fee waiver, the total expenses for FGTRB are actually higher and there is no guarantee that the fee waiver will continue beyond October 1, 2018.

RESPONSE: The Registrant will add the requested disclosure as follows (new disclosure underlined):

“FGTRB’s Class A Shares charge a Rule 12b-1 fee of 0.25%. No such fee is currently being incurred or charged by the Class A Shares of FPDBF. However, FGTRB’s total net expense ratio is lower than FPDBF due to waived fees and reimbursed expenses. As a result, FPDBF’s shareholders will experience a reduction in net expenses post-Reorganization. See the Prospectus/Proxy Statement for additional detail. Please note that before waived fees and reimbursed expenses, FGTRB’s total annual gross expenses are higher than those of FPDBF and, while prior to October 1, 2018 any applicable fee limits can only be increased (and related waivers and reimbursed expenses reduced) with Board approval, there are no assurances that fee waivers and reimbursed expenses for FGTRB will extend beyond October 1, 2018.”

COMMENT 4. Under the fourth bullet in the section “Why is Federated Prudent DollarBear being reorganized?” in addition to stating that the fundamental investment objectives are materially different, please disclose that the strategies are also different.

RESPONSE: The Registrant will add the requested disclosure as follows (new disclosure underlined):

“Additionally, FPDBF has a fundamental investment objective that is materially different from that of FGTRB. FPDBF’s fundamental investment objective is to seek current income and capital appreciation. The fundamental investment objective of FGTRB is to obtain a total return on its assets. Furthermore, FPDBF and FGTRB have several different investment strategies, as described more fully in the Prospectus/Proxy Statement under “Comparison of Investment Objectives, Policies and Risks.”

COMMENT 5. Under the “Notice of Special Meeting of Shareholders,” the third paragraph describes that the Reorganization is expected to be tax-free for federal income tax purposes. Will there be any sales of FPDBF’s portfolio securities or portfolio repositioning prior to the reorganization? If yes, please clarify that this will result in tax consequences to shareholders and include an estimate, as of a recent date, of the capital gain distribution on a per share basis that is expected to result from the realignment of FPDBF’s portfolio.

RESPONSE: The Registrant confirms that at the time of the reorganization, it is anticipated that FPDBF will transfer most, if not all, of its then existing portfolio to FGTRB pursuant to the reorganization. Further, FPDBF does not currently intend to sell any of its portfolio securities, other than in the ordinary course of business, prior to the reorganization.

COMMENT 6. On the Proxy Notice Page, please verify that the File Numbers of the documents incorporated by reference are correct.

RESPONSE: The Registrant will update the File Numbers accordingly (changes underlined):

1. Statement of Additional Information for FGTRB dated March 31, 2017 (File Nos. 2-91776 and 811-3984)

2. Annual Report for FPDBF dated September 30, 2016 (File Nos. 33-3164 and 811-4577)

3. Annual Report for FGTRB dated November 30, 2016 (File Nos. 2-91776 and 811-3984)

4. Semi-Annual Report for FPDBF dated March 31, 2017 (File Nos. 33-3164 and 811-4577)

COMMENT 7. Under the “Summary” section, please clarify and expand on the reference to “accrued liabilities” in the second paragraph to explain what amounts the investment adviser (“Adviser”) may retain, as permitted by the Investment Company Act of 1940 (“1940 Act”).

RESPONSE: The Registrant notes that the Adviser’s ability to retain payments related to accrued liabilities is vested in Federated’s complex-wide “Closed Fund Policy.” The application of the Closed Fund Policy with respect to the Reorganization was considered and approved by the Boards of FPDBF and FGTRB. The Closed Fund Policy was previously reviewed with the various Federated fund boards, including the Boards, and not specifically in connection with this Reorganization. The Registrant has revised its disclosure as follows (revisions struck, additions underlined):

“If the proposal is approved, under the Plan, FPDBF will transfer all, or substantially all, of its assets ~~(except for deferred or prepaid expenses to the extent that they do not have a continuing value to FILF, and which are not expected to be material in amount; and amounts reserved for payments of FPDBF’s liabilities and any additional cash received by FPDBF’s after the Closing Date in excess of accrued liabilities recorded on FPDBF’s books on or before the Closing Date that is retained by FPDBF’s investment adviser)~~ to FGTRB in exchange for Class A Shares, Class C Shares and Institutional Shares of FGTRB.  FPDBF will not transfer deferred or prepaid expenses, to the extent that they do not have a continuing value to FGTRB, and which are not expected to be material in amount.  FPDBF will be required to discharge all of its respective liabilities and obligations prior to consummation of the Reorganization.  In doing so, pursuant to a policy reviewed with the Board, FPDBF will set aside cash to satisfy its liabilities, which cash would be placed in a “closed fund pool” used to pay the expenses and not be transferred to FGTRB. If, after the Closing Date, additional cash in excess of accrued expenses recorded on FPDBF’s books on or before the Closing Date are received by or returned to FPDBF, such amounts would be placed into the closed fund pool to pay expenses or, if all expenses have been paid, amounts that do not impact shareholders may be retained by the Adviser and its affiliates in accordance with the policy.  Any amount impacting shareholders (i.e., that is not an expense accrual item) should be received by FGTRB as the surviving fund.  Moreover, any amounts received or returned that are not retained by FPDBF’s Adviser or its affiliates should be remitted to FGTRB as the surviving fund. FGTRB is expected to be the accounting survivor of the Reorganization.”

COMMENT 8. Under “Reasons for the Proposed Reorganization,” in the second paragraph, please disclose that by FPDBF shareholders becoming shareholders of FGTRB, the gross annual expenses are increasing for the new shareholders of FGTRB, including that the new shareholders of FGTRB Class A will incur a 12b-1 fee to which they were not subject in FPDBF’s Class A Shares. Please also provide that there is no assurance that FGTRB’s stronger overall performance will continue into the future.

RESPONSE: The Registrant will make the following revisions (changes underlined):

“The Reorganization was recommended to the Board because it will result in FPDBF’s shareholders receiving shares in a fund with lower net share class expense ratios, a stronger overall historical performance record and a broader ability to invest in a variety of fixed income investments. Please note that before waived fees and reimbursed expenses, FGTRB’s total annual gross expenses are higher than those of FPDBF and, while prior to October 1, 2018 any applicable fee limits can only be increased (and related waivers and reimbursed expenses reduced) with Board approval, there are no assurances that fee waivers and reimbursed expenses for FGTRB will extend beyond October 1, 2018. In addition, there are no assurances that FGTRB’s overall performance record will continue in the future.”

COMMENT 9. Under “Reasons for the Proposed Reorganization,” in the fifth bullet point, we note the following sentence:

“Given the large waiver positions of FPDBF, and the fact that FPDBF is being operated at its applicable voluntary expense caps, the Adviser will indirectly pay some or all of the proxy expenses that the Adviser would otherwise ask FPDBF to pay (brokerage expenses are part of the price of any securities being sold, are not charged as fund expenses and, thus, are not subject to waiver under FPDBF's fee limit); and …”

Is there a target amount that the Adviser is expected to pay? Does FPDBF have an expense recoupment provision? If FPDBF has no recoupment provision, please disclose this and indicate that there will be no carryover of expenses. If FPDBF has a recoupment provision, disclose this and disclose an estimated per share dollar amount.

RESPONSE: The Registrant confirms that given the large waiver positions of FPDBF, and the fact that FPDBF is being operated at its applicable voluntary expense caps, the Adviser is expected to indirectly pay all of the proxy expenses, which are estimated to be approximately $35,000. Accordingly, the Registrant will revise the above language as follows:

“Given the large waiver positions of FPDBF, and the fact that FPDBF is being operated at its applicable voluntary expense caps, the Adviser will indirectly pay ~~some or~~ all of the proxy expenses that the Adviser would otherwise ask FPDBF to pay (brokerage expenses are part of the price of any securities being sold, are not charged as fund expenses and, thus, are not subject to waiver under FPDBF's fee limit); and …”

The Registrant further confirms that neither FPDBF nor FGTRB have a recoupment program in which the Adviser has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

COMMENT 10. Under the section “Tax Consequences,” in the second paragraph of the sub-section “Distributions and the Treatment of Capital Loss Carryforwards and Realized Gains,” we note the sentence:

“FPDBF does not currently intend to sell any of its portfolio securities, other than in the ordinary course of business, prior to the Reorganization.”

Does this mean there will be no repositioning of the portfolio? If so, please supplementally confirm this in your response letter. If not, please disclose the estimated per share amount of capital gains resulting from repositioning.

RESPONSE: In response to the Staff’s comment, the Registrant confirms that FPDBF currently does not expect to sell any of its portfolio securities, other than in the ordinary course of business, prior to the reorganization and FPDBF will transfer most, if not all, of its then existing portfolio to FGTRB pursuant to the reorganization. The Registrant further confirms that it does not currently expect to reposition the portfolio prior to the reorganization; accordingly, FPDBF does not expect to incur any related capital gains.

COMMENT 11. Accounting Comment. Under the section “Comparative Fee Tables,” please revise the column headings to indicate which fund is the surviving fund and which fund is the reorganizing fund. Also, please use the fund acronyms in the column headings to be consistent with the disclosure elsewhere in the document.

RESPONSE: The Registrant will respond as requested.

COMMENT 12. Accounting Comment. Under the section “Comparative Fee Tables,” please confirm that all fees are still current per Item 3 of Form N-14.

RESPONSE: The Registrant confirms that all fees disclosed remain current per Item 3 of Form N-14.

COMMENT 13. Accounting Comment. Under the Class A Shares section of the “Comparative Fee Tables,” please confirm that the Acquired Fund Fees and Expenses (“AFFE”) of 0.09% are accurately stated in light of the pro forma Acquired Fund Fees and Expenses for Class A Shares reflected as 0.01%. Given that FGTRB’s expenses are higher, the figures presented do not seem to be accurate.

RESPONSE: The Registrant confirms that the AFFE are accurately stated in the comparative fee tables for FPDBF’s Class A Shares and the combined pro forma fee tables. At FPDBF’s most recent fiscal year end of September 30, 2016, the AFFE was 0.09% due to an investment in an affiliated money market fund throughout the fiscal year. As of 3/31/17, FPDBF had reduced its position in the affiliated money market fund and the AFFE for FPDBF is currently 0.01%, which is reflected in the pro forma fee tables for the Funds. The Registrant also confirms that FGTRB has never held a significant position in an affiliated money market fund.

COMMENT 14. Accounting Comment. Under the section “Comparative Fee Tables,” please consider adding to the footnote the dollar and percentage amounts related to reorganization costs if not included in the fee table, and the impact to the fee table if the impact is considered material.

RESPONSE: The Registrant confirms that impact of the reorganization costs is not material and that such costs would not affect the fee table. However, in response to the Staff’s comment, the Registrant will add the following footnote to the Comparative Fee Tables:

“Proxy expenses associated with the Reorganization are estimated to be $35,000. Given the large waiver positions of FPDBF and that FPDBF is being operated at its applicable voluntary expense caps, the Adviser expects to indirectly pay all of these proxy expenses. Therefore, these proxy expenses are not included in the fee tables above.”

COMMENT 15. Accounting Comment. Under the section “Description of FGTRB’s Share Classes and Capitalization,” please add the following disclaimer and state that it is for informational purposes only:

“If the reorganization is consummated, the capitalizations are likely to be different on the closing date as a result of daily share purchase and redemption activities in FGTRB and changes in NAV.”

RESPONSE: The Registrant will respond as requested.

COMMENT 16. Accounting Comment. Under the section “Description of FGTRB’s Share Classes and Capitalization,” please include a Total Net Assets line that would show the total existing and pro forma capitalizations of FGTRB inclusive of the Class B Shares which appear to be omitted.

RESPONSE: The Registrant respectfully notes that FGTRB’s Class B Shares are not involved in the reorganization. However, in response to the Staff’s comment, the Registrant will revise the capitalization tables as requested by the Staff to include total existing and pro forma capitalizations of FGTRB inclusive of the Class B Shares. In addition, the Registrant has revised the footnote that accompanies the capitalization tables as follows:

“~~Does not reflect~~ Total net assets includes an additional $554,160 of net assets represented by ~~another share class of~~ Federated Global Total Return Bond Fund’s Class B Shares, which are not involved in the Reorganization.”

COMMENT 17. Accounting Comment. In the Statement of Additional Information, under the section “Information Incorporated By Reference” please update the Semi-Annual Report date for FPDBF from May 25, 2016 to May 25, 2017.

RESPONSE: The Registrant will respond as requested.

COMMENT 18. Accounting Comment. In the Statement of Additional Information, under the section “Pro Forma Adjustments” please add a statement that there will be no portfolio repositioning or sales of portfolio securities before or after the merger in connection with the merger.

RESPONSE: In response to the Staff’s comment, the Registrant will add the following to the above referenced section:

“FPDBF does not currently intend to sell any of its portfolio securities, other than in the ordinary course of business, prior to or after the Reorganization in connection with the Reorganization.”

COMMENT 19. Under the section “Comparative Fee Tables,” please confirm that the figures presented are current and not expected to change materially for FGTRB’s fiscal year end in 2017.

RESPONSE: As noted in the response to Comment 12, the Registrant confirms that all fees disclosed remain current per Item 3 of Form N-14 and are not expected to change materially for FGTRB’s fiscal year end in 2017. Also, as noted in the response to Comment 13, the pro forma expenses reflect a decrease in AFFE due to a reduction in investments in an affiliated money market fund by FPDBF.

COMMENT 20. Under the section “Comparative Fee Tables,” please confirm that the Adviser will not recoup amounts waived or reimbursed.

RESPONSE: The Registrant confirms that neither FPDBF nor FGTRB have a recoupment program in which the Adviser has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

COMMENT 21. Under the section “Comparative Fee Tables,” please clarify that the Example only gives effect to the fee waiver through the specific termination date for each of the Funds as set forth in the footnotes to the fee tables.

RESPONSE: The Registrant confirms that the Example calculations are based on gross expenses for each calculation period and are not calculated based on fee waivers in effect.

COMMENT 22. In the FGTRB Prospectus section “How to Purchase Shares,” under the sub-section “Through A Financial Intermediary” the disclosure states that a shareholder of the Fund will receive the next calculated NAV depending on, among other things, when the financial intermediary forwards the purchase order. In your response letter, please confirm that the financial intermediary has no relationship with the Fund, which would require a purchaser of Fund shares instead to receive the next calculated NAV after receipt of the purchase order by the financial intermediary.

RESPONSE: Generally, financial intermediaries may or may not, depending on the terms of their selling and/or service agreement with the Fund, act as agent for the Funds for the limited purpose of accepting orders under Rule 22c-1, such that the shareholder would receive the NAV next calculated after receipt of the purchase order by the financial intermediary. In such cases where the financial intermediary is not acting as agent for the Fund, the Registrant confirms that a shareholder will receive the next calculated NAV after the Fund’s receipt of the purchase order forwarded by the financial intermediary. In cases where a financial intermediary does act as agent for the Fund, a shareholder will receive the next calculated NAV after receipt of the purchase order by the financial intermediary.

The Registrant will review this prospectus disclosure across the entire Federated funds complex and intends to update FGTRB’s applicable disclosure to discuss both agent and non-agent situations at its next regularly scheduled annual update.

Comment 23. Under the section “PURCHASE, REDEMPTION AND EXCHANGE PROCEDURES; DIVIDENDS AND DISTRIBUTIONS; TAX INFORMATION; FREQUENT TRADING; PORTFOLIO HOLDINGS DISCLOSURE POLICIES,” please expand the disclosure to clarify each Fund’s policies pursuant to Item 11(c)(7) and (8) of Form N-1A. Specifically:

1.	Please disclose the typical number of days or estimated range of days following receipt of shareholder redemption requests in which the Funds typically expect to pay out redemption proceeds to redeeming shareholders for each method used.

2.	Please expand the disclosure to clarify each Fund’s policy with respect to sales of portfolio holdings to meet redemptions; for example, will each Fund typically sell its most liquid assets in order to raise cash or will it, instead, sell a pro-rata share of its holdings? Additionally, please clarify whether each Fund will generally generate cash through either inter-fund borrowing/lending or through the use of its line of credit to meet redemptions only if cash on hand is not sufficient to meet redemptions or sales of portfolio assets would disadvantage each Fund as a whole.

3.	Please summarize the circumstances under which each Fund would be more likely to deem in-kind distributions of its portfolio securities necessary or appropriate; for example, during times of deteriorating market conditions or market stress, or when each Fund’s portfolio has increased exposure to less liquid securities. Will redemptions in-kind by each Fund represent pro-rata slices of its portfolio assets, individual securities or representative securities baskets? Additionally, each Fund should disclose that, because each Fund has elected to be governed by Rule 18f-1 under the 1940 Act, each Fund is obligated to pay share redemptions to any one shareholder in cash only up to the lesser of $250,000 or 1% of the net assets represented by such share class during any 90-day period.

RESPONSE: In response to the Staff’s comment, the Registrant will add the following disclosure to “Redemptions and Exchanges” section, which is substantially similar to Item 11 disclosure that has been recently approved for all Federated funds, and which is being incorporated into each Federated fund’s next regularly scheduled annual update, and Rule 18f-1 disclosure that currently appears in each of FPDBF’s and FGTRB’s current prospectuses:

“Redemption proceeds normally are wired or mailed within one business day after receiving a timely request in proper form.  Depending upon the method of payment, when shareholders receive redemption proceeds can differ.  Payment may be delayed for up to seven days under certain circumstances.

The Funds intend to pay Share redemptions in cash.  To ensure that the Funds have cash to meet Share redemptions on any day, the Funds typically expect to hold a cash or cash equivalent reserve or sell portfolio securities.

In unusual or stressed circumstances, the Funds may generate cash through inter-fund borrowing and lending.  The SEC has granted an exemption that permits the Funds and all other funds advised by subsidiaries of Federated Investors, Inc. (“Federated funds”) to lend and borrow money for certain temporary purposes directly to and from other Federated funds. Inter-fund borrowing and lending is permitted only: (a) to meet shareholder redemption requests; (b) to meet commitments arising from “failed” trades; and (c) for other temporary purposes. All inter-fund loans must be repaid in seven days or less.

In addition, the Funds participate with certain other Federated funds, on a joint basis, in an up to $500,000,000 unsecured, 364-day, committed, revolving line of credit (“LOC”) agreement.  The LOC was made available to finance temporarily the repurchase or redemption of shares of the Funds, failed trades, payment of dividends, settlement of trades and for other short-term, temporary or emergency general business purposes.  The Funds cannot borrow under the LOC if an inter-fund loan is outstanding.

Although the Funds intend to pay Share redemptions in cash, they reserve the right to pay the redemption price in whole or in part by an “in-kind” distribution of the Funds’ portfolio securities.

Because the Funds have elected to be governed by Rule 18f-1 under the 1940 Act, the Funds are obligated to pay Share redemptions to any one shareholder in cash only up to the lesser of $250,000 or 1% of the net assets represented by such Share class during any 90-day period.”

The Registrant believes that the above additional disclosure is responsive both to the Staff’s comments and to Item 11(c)(7) and (8) of Form N-1A. However, the Registrant notes that, as this disclosure is currently being reviewed by the Staff on behalf of a different Federated registrant, this disclosure is subject to additional changes, which would be incorporated into a fund’s next regularly scheduled annual update.

COMMENT 24. Under the section “Proxies, Quorum and Voting at the Special Meeting,” please disclose how an abstention would be treated, if marked on the proxy card, for purposes of voting on an adjournment.

RESPONSE: Abstentions and broker “non-votes” will be treated as shares that are present but which have not been voted and will, therefore, have the effect of a “no” vote both with respect to the substantive Reorganization proposal and any attendant adjournment.

Accordingly, adjournment of the Special Meeting is not a discretionary event for which specific solicitation is required.

The Registrant has clarified its disclosure as follows (changes underlined):

“If a quorum is not present, the persons named as proxies shall vote those proxies that have been received to adjourn the Special Meeting from time to time to be held at the same place without further notice than by announcement to be given at the special meeting until a quorum shall be present. In the event that a quorum is present but sufficient votes in favor of the proposal have not been received, the persons named as proxies ~~may proposed one or more adjournments of the Special Meeting to permit further solicitations of proxies with respect to the proposal.~~ shall vote AGAINST an adjournment those proxies that they are required to vote against the proposal, and will vote in FAVOR of such an adjournment all other proxies that they are authorized to vote. If a quorum is achieved and a majority of the shareholders vote against the proposal, the Reorganization will not occur at this time and the Board will consider alternatives such as liquidating FPDBF. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. ~~The persons named as proxies will vote AGAINST an adjournment those proxies that they are required to vote against the proposal, and will vote in FAVOR of such an adjournment all other proxies they are authorized to vote.~~ A shareholder vote may be taken on the proposal in this Prospectus/Proxy Statement prior to any such adjournment if sufficient votes have been received for approval.”

COMMENT 25. In the Statement of Additional Information, in the fourth paragraph under the section “Narrative Description of the Pro Forma Effects of the Reorganization” please clarify the differences, if any, in the accounting policies of FPDBF and FGTRB.

RESPONSE: The Registrant confirms that there are no material differences in the accounting policies of FPDBF and FGTRB, including policies regarding securities valuation or compliance with Subchapter M of the Internal Revenue Code.

COMMENT 26. In Item 17 of Part C, please supplementally confirm in your response letter that the tax opinion and consent of counsel will be consistent with the views of the Staff described in Staff Legal Bulletin No. 19.

RESPONSE: The Registrant confirms that the final tax opinion and related consent of counsel to be filed with an exhibit to the post-effective amendment to this Registration Statement on Form N-14 will be consistent with the view of the Staff described in Staff Legal Bulletin No. 19.

If you have any questions, please do not hesitate to contact me at (724) 720-8832.

Very truly yours,

/s/ Christina Eifler

Christina Eifler

Senior Paralegal

Federated Investors, Inc.